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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of January 2007

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                 -----------------------------------------------
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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           FUTUREMEDIA DELIVERS CUSTOM E-LEARNING COURSES FOR UNILEVER

    BRIGHTON, England, Jan. 8 /PRNewswire-FirstCall/ -- Futuremedia plc (NasdaqCM: FMDAY/FMDAD), a leading learning and communications company, today announced that it has completed two custom e-learning courses for Unilever employees as part of an ongoing corporate e-learning project.

    "These courses demonstrate Futuremedia's strong skillset in applying technology to learning. We continue to develop innovative programs that not only engage users through visually compelling modules but also facilitate users' understanding of the content," said Andrea Miles, Managing Director of Futuremedia's Learning Division. "We are proud to be working with a leading global company such as Unilever and look forward to strengthening our relationship with them."

    "At Unilever we found these customized e-learning courses are effective methods of training both new and existing employees in a cost-effective manner," said Rachel Dowling, Project Coordinator at Unilever. "We were impressed by Futuremedia's understanding of our needs and the high quality of their offerings which resulted in a product that was well-received by our employees. We look forward to working with Futuremedia in the future on the development of additional e-learning courses for our global workforce."

    The two courses Futuremedia created for Unilever are the Marketing Academy and the Finance Academy. The Marketing Academy is designed to build knowledge in essential brand marketing areas among graduate trainees starting a marketing career at Unilever, and the Finance Academy assists finance managers in the adoption of a systematic approach to forecasting activities.

    About Futuremedia:

    Futuremedia plc is a global media company providing online education, e-marketing and communications services to public and private sector organizations. Established in 1982 and listed on the Nasdaq in 1993, we help our clients to communicate their values, product and brand information to employees, customers and industry, and we believe that education, or learning, is a key component in the communications mix. Futuremedia divisions include Futuremedia Learning, Open Training and Button Communications. For more information, visit http://www.futuremedia.co.uk.

    About Unilever:

    Unilever, one of the world's largest consumer products companies, aims to add vitality to life by meeting everyday needs for nutrition, hygiene and personal care. Each day, around the world, consumers make 150 million decisions to purchase Unilever products. The company has a portfolio of brands that make people feel good, look good and get more out of life.

    "Safe Harbor" Statement under Section 21E of the Securities Exchange Act of 1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include expectations regarding: the expected benefits from new sales, contracts or products; the expected benefits and success of operations in new markets; the expected benefits of expanding the sales operations of group companies into new geographical markets; the expected benefits of acquisitions; the expected benefits of financing arrangements; and the Company's future financial condition and performance. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include: risks associated with the Company's ability to develop and successfully market new services and products (including the risk that such products may not be accepted in the market), risks relating to operations in new markets (including the risk that such operations may not deliver anticipated revenue or profits); risks associated with acquisitions (including the risk that such acquisitions may not deliver the benefits expected by management and risks associated with integration of acquisitions generally); risks that financing arrangements could result in substantial dilution to shareholders because of subscription prices below the current market value of the Company's ADSs or other factors; risks relating to the Company's ability to operate profitably in the future; risks associated with rapid growth; the Company's ability to successfully develop its business in new geographic markets; the early stage of the e-learning market; rapid technological change and competition; and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

SOURCE  Futuremedia plc
    -0-                             01/08/2007
    /CONTACT: US: Mike Smargiassi or Corey Kinger, both of Brainerd Communicators, Inc., +1-212-986-6667, ir@futuremedia.co.uk; or UK: Gerry Buckland, +44-7919-564126, info_db@mac.com, all for Futuremedia plc/
    /Web site:  http://www.futuremedia.co.uk /
    (FMDAD FMDAY)

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                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               FUTUREMEDIA PLC,
                                               an English public limited company


                                               By: /s/ Leonard Fertig
                                                   -----------------------------
                                                   Leonard Fertig
                                                   Chief Executive Officer


Date: January 8, 2007